KEYCO BOND FUND, INC.
27777 Franklin Road - Suite 1575
Southfield, Michigan  48034
(248) 353-0790

								Online Filing
January 4, 2023



Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Attention:	Christina Fettig, CPA
			Senior Staff Accountant

Ladies and Gentlemen:

Re:	Keyco Bond Fund, Inc. SOX Review of September 30, 2022
Financial Statements Filed on Form N-CSR and Other Company
Filings

On behalf of Keyco Bond Fund, Inc. (the Company), the information in this letter is being furnished in response to the verbal comments received by Ms. Carol Singer on behalf of the Company from the staff of the Securities and Exchange Commission via telephone on December 15, 2022.

1.	Form N-CEN, Item C17.a.

	Include the information for Comerica Bank, the processor of money market transactions, as an entity in Item C.17.a.

	In future filings the Company will provide the information as requested.

2.	Form N-CSR, industry/sector reporting

	Include disclosure of the Company s holdings by sector.

	Upon further review of this matter, management does not consider the Company to have any additional concentrations of credit risk in need of disclosure other than as reported in its financial and related reports.




Securities and Exchange Commission
January 4, 2023
Page 2


3.	Audited financial statements, footnote 5, Related Party
	Transactions

	Keyco s Form N-CEN reports that Tauber Enterprises, LLC, a related party, serves as transfer agent for the Company. It is suggested that the transfer agent role be included as one of the services provided in footnote 5.

	In future filings the Company will provide the information as requested.

4.	Audited financial statements, footnote 2, Fair Value
	Measurements

	Include specific language as to how the ETF and the money market fund are valued.

	In future filings the Company will provide the information as requested.

5.	Supplemental Information

	Disclose risks specific to Michigan.

	In future filings the Company will provide the information as requested.

6.	Form N-CSR, Item 4, Principal Accountant Fees and Services

	Attention is brought that subsections (i) and (j), both pertaining to auditors in foreign jurisdictions, are recent updates. Include responses addressing these subsections in the annual Form N-CSR even if the responses are not applicable.

	In future filings the Company will provide the information as requested.

If you have any questions or comments concerning the response of the Company to the comments of the staff, please contact me at
(248) 353-0790.


Securities and Exchange Commission
January 4, 2023
Page 3




Very truly yours,

KEYCO BOND FUND, INC.

/s/ Joel D. Tauber

Joel D. Tauber
President

cc:	Board of Directors of Keyco Bond Fund, Inc.
	Carol Singer for Keyco Bond Fund, Inc.